UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it is amending and adopting as its own the Notification of Registration of Pacific Select Fund, a Massachusetts business trust, under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:	PACIFIC SELECT FUND

Address of Principal Business Office:

700 Newport Center Drive,
P.O. Box 7500, Newport Beach, CA 92660

Telephone Number:	(949) 219-3202

Name and Address of Agent for Service of Process:

Robin S. Yonis, Esq.
Pacific Life Fund Advisors LLC
700 Newport Center Drive
Newport Beach, CA 92660

Copies to:

Anthony H. Zacharski, Esq.
Dechert LLP
90 State House Square
Hartford, CT 06103-3702

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A:    YES [X]*    NO [    ]

*

In connection with a reorganization changing domicile from Massachusetts to Delaware, the registrant, Pacific Select Fund, a Delaware statutory trust, filed with the U.S. Securities and Exchange Commission an amendment to the registration statement of Pacific Select Fund, a Massachusetts business trust, under and pursuant to the provisions of  Section 8(b) of the Investment Company Act of 1940, as amended, on June 30, 2016, amending and adopting such registration statement as the registrant’s own pursuant to Rule 414 under the Securities Act of 1933, as amended. The amendment is effective immediately upon filing.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of  registration to be duly signed on its behalf in the City of Newport Beach, and State of California on the 30th day of  June, 2016.

PACIFIC SELECT FUND

By:	/s/ Robin S. Yonis
Robin S. Yonis
Vice President and General Counsel

Attest:	/s/ Jane Guon
Jane Guon
Vice President and Secretary